China Digital TV Announces Unaudited Fourth Quarter and Full Year 2009 Results

BEIJING, China, February 10, 2010 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, announced today its unaudited financial results for the fourth quarter and full year ended December 31, 2009.

Highlights for the Fourth Quarter 2009

•
China Digital TV shipped approximately 2.36 million smart cards during the fourth quarter of 2009, compared to 2.66 million and 1.96 million smart cards shipped during the fourth quarter of 2008 and the third quarter of 2009, respectively.

•	According to market data collected by the Company, China Digital TV entered into 19 out of a total of 24 new contracts to install CA systems in China in the fourth quarter of 2009.

•
Net revenues in the fourth quarter of 2009 were US$13.7 million, which slightly exceeded the Company’s guidance, representing an 18.8% decrease from the corresponding period in 2008 and a 13.0% increase from the third quarter of 2009.

•	Gross margin in the fourth quarter was 76.5%, compared to 79.6% in the corresponding period in 2008 and 73.8% in the third quarter of 2009.

•	Diluted earnings per American depositary share (“ADS”) (one ADS representing one ordinary share) in the fourth quarter of 2009 were US$0.10.

Highlights for Full Year 2009

•	China Digital TV shipped approximately 8.83 million smart cards in 2009, compared to 9.86 million smart cards shipped in 2008.

•	According to market data collected by the Company, China Digital TV entered into 44 out of a total of 64 new contracts to install CA systems in China in 2009.

•	Net revenues in 2009 were US$54.7 million, a 22.2% decrease from 2008.

•	Diluted earnings per ADS in 2009 were US$0.43, compared to US$0.72 in 2008.

“We were glad to see a pick up in our core CA business in the fourth quarter from the previous quarters as we continued to focus on customers and execution,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “In addition, we believe the three-network convergence policy recently unveiled by China’s central government calling for the integration of broadcast television, telecom, and Internet services should encourage China’s cable operators to accelerate digitalization to address potential direct competition from the telecom operators. We expect that this will likely stimulate the development of China’s digital TV industry in 2010.”

“The trend toward network convergence in China is also expected to expand access to high-quality, licensed video content,” Mr. Zhu continued. “China Digital TV is well positioned to benefit from this trend as we apply our core competitive advantages in content protection across multiple media platforms. Looking forward, as the domestic leader in content protection, China Digital TV will continue to explore innovative business models in order to capture opportunities in China’s developing pay-TV market, and to invest in developing value-added services such as video-on-demand, advanced terminals and TV gaming.”

China Digital TV’s chief financial officer, Mr. Mason Xu commented, “China Digital TV’s recent investment in OpenV, a leading local online video company, is part of our strategy to capture opportunities across multiple media platforms. Looking into 2010, supported by encouraging government policies and our strong balance sheet, we will proactively seize new investment and partnership opportunities that are in line with our vision to become the gateway to high quality TV content in China.”

Fourth Quarter 2009 Results

(Note: Unless otherwise stated, all financial statement measures presented in this press release are based on generally accepted accounting principle in the United States (“U.S. GAAP”).)

In the fourth quarter of 2009, net revenues were US$13.7 million, a decrease of 18.8% from the fourth quarter of 2008 and an increase of 13.0% from the third quarter of 2009. The year-over-year decrease in net revenues was primarily due to a decrease in revenues from smart card sales. The quarter-over-quarter increase was largely due to an increase in smart card sales but partially offset by the decline in system integration revenue.

Revenue Breakdown

	For the three months ended			For the twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008
	(in U.S. dollars, in thousands)
Products：
Smart Cards	$12,370	$10,524	$15,351	$49,005	$64,216
Set-top boxes and others	57	60	71	141	196
Subtotal	12,427	10,584	15,422	49,146	64,412
Services：
Head-end system integration	556	909	873	3,265	3,461
Head-end system development	199	113	89	462	573
Licensing income	283	285	323	1,147	1,610
Royalty income	229	130	164	688	641
Other services	121	150	-	356	-
Subtotal	1,388	1,587	1,449	5,918	6,285
Total revenues	$13,815	$12,171	$16,871	$55,064	$70,697

Revenues from smart cards and related products were US$12.4 million in the fourth quarter of 2009, a decrease of 19.4% from the corresponding period in 2008 and an increase of 17.4% from the third quarter of 2009. Sales of smart cards and related products accounted for 90.0% of total revenues for the fourth quarter, up from 87.0% in the third quarter of 2009. The year-over-year decrease was primarily due to decreases in both shipment volume and the average selling price (“ASP”) of smart cards. The quarter-over-quarter increase was primarily due to an increase in shipment volume.

Revenues from the top five customers accounted for 22.7% of total revenues in the fourth quarter of 2009, compared to 33.3% in the third quarter of 2009.

Revenues from services were US$1.4 million in the fourth quarter of 2009, a decrease of 4.2% from the corresponding period in 2008 and a decrease of 12.5% from the third quarter of 2009. Service revenues accounted for 10.0% of total revenues for the quarter. The year-over-year and quarter-over-quarter decreases were primarily due to a decrease in revenue from head-end system integration.

Gross profit in the fourth quarter of 2009 was US$10.5 million, a decrease of 21.8% from the corresponding period in 2008 and an increase of 17.2% from the third quarter of 2009. Gross margin was 76.5% in the fourth quarter of 2009, compared to 79.6% in the corresponding period in 2008 and 73.8% in the third quarter of 2009. The year-over-year decline in gross margin was mainly due to a decrease in the profitability of the system integration business. The quarter-over-quarter increase in gross margin was primarily due to a decrease in non-chip cost of smart cards.

In the fourth quarter of 2009, ASP for smart cards decreased by 3.0% compared to the third quarter of 2009. The unit cost of smart cards decreased by 16.2% compared to the third quarter of 2009.

Operating expenses in the fourth quarter of 2009 were US$5.9 million, an increase of 3.1% from the fourth quarter of 2008 and an increase of 17.6% from the third quarter of 2009.

•           Research and development expenses in the fourth quarter were US$2.5 million, an increase of 29.7% from the corresponding period in 2008 and an increase of 12.9% from the third quarter of 2009. The year-over-year and quarter-over-quarter increases were mainly due to a US$ 0.3 million write-down of certain intangible assets which acquired by the Company in 2008 and an increase in the number of research & development staff.

•           Sales and marketing expenses in the fourth quarter were US$2.1 million, an increase of 26.5% from the corresponding period in 2008 and an increase of 20.2% from the third quarter of 2009. The year-over-year increase was mainly due to higher compensation costs for sales and marketing staff and increasing marketing activities. The quarter-over-quarter increase was primarily due to an increase in marketing activities.

•           General and administrative expenses in the fourth quarter were US$1.3 million, a decrease of 40.0% from the corresponding period in 2008 and an increase of 23.6% from the third quarter of 2009. The year-over-year decrease was mainly due to a decrease in bad debt expense recorded in the fourth quarter of 2009 and a decrease in professional service fees. The quarter-over-quarter increase was mainly due to a higher bad debt expense.

Income from operations in the fourth quarter was US$4.6 million, a 40.4% decrease from the corresponding period in 2008 and a 16.7% increase from the third quarter of 2009.

Operating margin, defined as income from operations divided by net revenues, in the fourth quarter of 2009 was 33.6%, compared to 45.7% in the corresponding period in 2008 and 32.5% in the third quarter of 2009.

Income tax expenses in the fourth quarter of 2009 were nil, compared to $US 0.3 million in the third quarter of 2009 and income tax benefit of $US 1.6 million in the corresponding period of 2008. For year 2010, the Company expects to be subject to a 15% tax rate under relevant PRC tax regulations, compared to 7.5% which the Company was subject to in 2009.

Net income attributable to China Digital TV in the fourth quarter of 2009 was US$6.0 million, a decrease of 51.1% from the corresponding period in 2008 and an increase of 20.6% from the third quarter of 2009.

Non-GAAP net income attributable to China Digital TV, defined as net income excluding certain non-cash expenses, i.e., share-based compensation expenses and amortization of acquired intangible assets relating to business acquisitions, in the fourth quarter of 2009 was US$6.5 million, a decrease of 49.0% from the corresponding period in 2008 and an increase of 17.1% from the third quarter of 2009.

Balance Sheet and Cash Flow

As of December 31, 2009, China Digital TV had cash and cash equivalents, restricted cash，deposits with maturity over three months and short-term investments totaling US$232.8 million. In the fourth quarter of 2009, cash flow from operations was approximately US$8.1 million.

U.S. Federal Income Taxation

Based on an analysis of the value of the Company’s assets during 2009, the Company was classified as a passive foreign investment company (“PFIC”) during 2009 for US federal income tax purposes. This affects the treatment of income and gain to US holders of the Company’s ADSs. Further details about the PFIC rules are available in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008. US holders of the Company’s ADSs should generally be able to make a mark-to-market election under the PFIC rules. US holders are advised to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

Full Year 2009 Results

Net revenues in 2009 were US$54.7 million, a 22.2% decrease from US$70.3 million in 2008, primarily due to decreases in both smart card volume and ASP in 2009.

As compared to 2008, China’s CA industry in 2009 was developing more slowly mainly due to two reasons. Firstly, the pace of mass migration from analog to digital TV slowed down as the execution transitioned from larger cities to smaller cities and counties in China where households are more dispersed and basic network infrastructure is less developed.

Secondly, as a result of the potential consolidation within the cable television industry and delays in raising television subscription fees in certain regions, some cable operators were more cautious in making new investments, including postponing smart card purchases in 2009.

According to market data collected by the Company, China Digital TV entered into 44 out of a total of 64 new contracts to install CA systems in 2009 in China.

Revenues from smart cards and related products in 2009 were US$49.1 million, a decrease of 23.7% from 2008，reflecting decreases in both smart card shipments and ASP. Revenues from smart cards and related products represented 89.3% of total revenues in 2009.

Revenues from services were US$5.9 million in 2009, a decrease of 5.8% from 2008, primarily due to lower licensing income in 2009. Revenues from services represented 10.7% of total revenues in 2009.

Gross profit was US$41.3 million in 2009, a decrease of 27.1% from US$56.6 million in 2008. Gross margin was 75.5% in 2009, compared to 80.5% in 2008. The decrease in gross margin was primarily due to the decline of ASP.

Operating expenses in 2009 were US$20.8 million, an increase of 9.0% from US$19.1 million in 2008. The increase in operating expenses was primarily due to increases in research & development and marketing expenses, reflecting an increase in the number of employees and higher share-based compensation expenses, partially offset by a decrease in general and administrative expenses.

•
Research and development expenses in 2009 increased 26.8% to US$8.8 million from US$6.9 million in 2008. Compensation costs, accounting for more than 70% of total research and development expenses, increased by about 24% due to increases in both headcount and the average salary.

•
Sales and marketing expenses in 2009 increased 18.8% to US$7.2 million from US$6.1 million in 2008. The increase was primarily due to higher compensation costs associated with expanding the sales force and higher marketing expenditures.

•	General and administrative expenses in 2009 decreased 21.2% to US$4.8 million from US$6.1 million in 2008. The decrease was primarily due to lower bad debt expenses and professional costs.

Income from operations in 2009 was US$20.5 million, a 45.4% decrease from 2008.

Operating margin in 2009 was 37.5%, compared to 53.4% in 2008.

Net income attributable to China Digital TV in 2009 was US$25.3 million, a decrease of 41.2% from US$43.1 million in 2008. Basic and Diluted earnings per ADS in 2009 were US$0.44 and US$0.43 respectively.

Business Outlook

Based on information available on February 10, 2010, China Digital TV expects smart card shipments for the first quarter of 2010 to be in the range of 2.25 million to 2.45 million. Net revenues for the first quarter of 2010 are expected to be in the range of US$11.6 million to US$12.5 million, representing a quarter-over-quarter decrease in the range of 8% to 15%.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m., U. S. Eastern Standard Time, on February 10, 2010 (9:00 a.m. on February 11, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:                   +1-800-706-7745
International:            +1-617-614-3472
Hong Kong:             +852-3002-1672
China Toll Free:         +10-800-130-0399

Passcode:  China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 11:00 p.m. on February 10, 2010 and 11:00 p.m. on February 17, 2010 Eastern Standard Time.

Replay Information

United States:	+1-888-286-8010
International:	+1-617-801-6888

Passcode:	11843649

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the first quarter of 2010 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which are as of the date of this press release only.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279.0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.2256
Email:  che@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the three months ended
	December 31,	September 30,	December 31,
	2009	2009	2008
			Adjusted[1]
Revenues:
Products	$12,427	$10,584	$15,422
Services	1,388	1,587	1,449
Total revenues	13,815	12,171	16,871
Business taxes	(131)	(65)	(28)
Net revenues	13,684	12,106	16,843

Cost of Revenues:
Products	(2,387)	(2,347)	(3,050)
Services	(822)	(825)	(390)
Total Cost of Revenues	(3,209)	(3,172)	(3,440)
Gross Profit	10,475	8,934	13,403

Operating expenses:
Research and development expenses	(2,483)	(2,200)	(1,915)
Selling and marketing expenses	(2,142)	(1,782)	(1,693)
General and administrative expenses	(1,259)	(1,019)	(2,097)
Total Operating Expenses	(5,884)	(5,001)	(5,705)

Income from operations	4,591	3,933	7,698

Interest income	1,410	1,357	2,604
Other income/(expense)	(2)	(48)	328
Income before income tax	5,999	5,242	10,630
Income tax benefits / (expenses)
Income tax-current	(318)	(371)	2,054
Income tax-deferred	306	41	(480)
Net income before net (loss)income from equity investments	5,987	4,912	12,204
Net income(loss) from equity investments	(17)	34	(11)
Net income	5,970	4,946	12,193
Less：Net income(loss) attributable to noncontrolling interest	-	(3)	(5)
Net Income attributable to China Digital TV Holding Co.，Ltd	$5,970	$4,949	$12,198

Net income per share:
Basic ordinary shares	$0.10	$0.09	$0.22
Diluted ordinary shares	$0.10	$0.08	$0.21

Weighted average shares used in computation:
Basic ordinary shares	58,011,236	57,941,513	56,272,562
Diluted ordinary shares	58,683,376	58,724,875	57,613,559

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the twelve months ended
	December 31,	December 31,
	2009	2008
		Adjusted[1]
Revenues:
Products	$49,146	$64,412
Services	5,918	6,285
Total revenues	55,064	70,697
Business taxes	(360)	(363)
Net revenues	54,704	70,334

Cost of Revenues:
Products	(9,716)	(10,877)
Services	(3,686)	(2,828)
Total Cost of Revenues	(13,402)	(13,705)
Gross Profit	41,302	56,629

Operating expenses:
Research and development expenses	(8,779)	(6,921)
Selling and marketing expenses	(7,203)	(6,063)
General and administrative expenses	(4,793)	(6,084)
Total Operating Expenses	(20,775)	(19,068)

Income from operations	20,527	37,561

Interest income	6,070	9,138
Other income/(expense)	(65)	(412)
Income before income tax	26,532	46,287
Income tax benefits / (expenses)
Income tax-current	(1,661)	(3,271)
Income tax-deferred	400	36
Net income before net (loss)income from equity investments	25,271	43,052
Net income(loss) from equity investments	20	(4)
Net income	25,291	43,048
Less：Net income(loss) attributable to noncontrolling interest	(13)	(14)
Net Income attributable to China Digital TV Holding Co.，Ltd	$25,304	$43,062

Net income per share:
Basic ordinary shares	$0.44	$0.75
Diluted ordinary shares	$0.43	$0.72

Weighted average shares used in computation:
Basic ordinary shares	57,728,009	57,138,985
Diluted ordinary shares	58,591,072	60,058,724

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

	December 31,	December 31,
	2009	2008
		Adjusted[1]
ASSETS
Current assets:
Cash and cash equivalents	$131,087	$202,947
Restricted cash	16	24
Bank deposit maturing over three months	64,021	68,887
Short-term investment	37,685	-
Notes receivable	2,836	1,649
Accounts receivable, net	11,229	10,860
Inventories	4,684	4,014
Prepaid expenses and other current assets	4,550	3,974
Deferred costs-current	363	326
Deferred income taxes - current	516	201
Total current assets	256,987	292,882
Property and equipment, net	2,308	1,880
Intangible assets, net	937	1,854
Goodwill	499	499
Long-term investments-equity method investments	1,005	437
Long-term investments-held to maturity securities	1,190	-
Deferred costs-non-current	392	338
Deferred income taxes - non-current	170	86
Total assets	263,488	297,976

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	660	1,103
Accrued expenses and other current liabilities	5,340	7,888
Deferred revenue - current	3,453	3,704
Payable to shareholders	-	57,210
Income tax payable	251	1,088
Total current liabilities	9,704	70,993
Deferred revenue-non-current	760	957
Total Liabilities	10,464	71,950

Shareholders' equity:
Ordinary shares	29	29
Additional paid-in capital	157,980	154,643
Statutory reserve	12,691	10,184
Accumulated profit	75,707	52,910
Accumulated other comprehensive income	6,617	6,696
Total China Digital TV Holding Co.,Ltd. shareholders' equity	253,024	224,462
Noncontrolling interest	-	1,564
Total shareholders’ equity	253,024	226,026

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$263, 488	$297,976

1 Amount in relation to noncontrolling interest, formerly named minority interest, is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on January 1, 2009

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. excludes certain non-cash expenses, such as share-based compensation expenses and amortization of acquired intangible assets. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	December 31,	September 30,	December 31,
	2009	2009	2008
	(in U.S. dollars, in thousands)
Net Income attributable to China Digital TV - GAAP	$5,970	$4,949	$12,198
Share-based compensation	402	479	386
Amortization related to business acquisitions	97	96	103
Net Income attributable to China Digital TV - Non-GAAP	$6,469	$5,524	$12,687